Astrotech Corporation

201 W. 5th Street, Suite 1275

Austin, Texas 78701

1.512.485.9530

fax:  1.512.485.9531

www.astrotech.com

November 6, 2018

VIA EDGAR
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Astrotech Corporation

Registration Statement on Form S-3

File No. 333-227963

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Astrotech Corporation (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, November 8, 2018, or as soon thereafter as possible.

Please notify John Hempill of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3073 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

ASTROTECH CORPORATION

By:
Name:	Bradley W. Sullivan
Title:	Corporate Controller